Filed by Renasant Corporation

pursuant to Rule 425 under

the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capital Bancorp, Inc.

Commission File No.: 333-141449

In connection with the proposed merger of Capital Bancorp, Inc. (“Capital”) with and into Renasant Corporation (“Renasant”), Renasant has filed a Registration Statement on Form S-4 (Registration No. 333- 141449) with the Securities and Exchange Commission (the “SEC”) containing a preliminary proxy statement/prospectus relating to the merger. After the SEC has declared the Registration Statement effective, the proxy statement/prospectus will be mailed to shareholders of Capital and, if required by applicable laws or regulations, to shareholders of Renasant. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, CAPITAL AND THE PROPOSED MERGER.

Renasant, Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capital’s shareholders and, if approval by Renasant’s shareholders is required, Renasant’s shareholders. Information about Renasant, Capital and their respective directors and executive officers and their ownership of Renasant or Capital common stock, as applicable, will be set forth or incorporated by reference in the definitive proxy statement/prospectus for the merger when it becomes available. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Renasant or Capital with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Renasant by directing a written request to Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Investor Relations, and free copies of the documents filed with the SEC by Capital by directing a written request to Capital Bancorp, Inc., 1816 Hayes Street, Nashville, Tennessee 37203.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and Capital, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction and (ii) Renasant and Capital’s plans, objectives, expectations and intentions and other statements contained in this transcript that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and Capital’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and Capital may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Capital’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (8) the U.S. legal and regulatory framework could adversely affect the operating results of the combined company; (9) the interest rate environment may compress margins and adversely affect net interest income; and (10) competition from other financial services companies in the combined company’s markets could adversely affect operations. Additional factors that could cause Renasant’s and Capital’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s and Capital’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s website (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, Capital or the proposed merger or other matters and attributable to Renasant, Capital or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and Capital do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

*   *   *

The following is a transcript from Renasant’s earnings conference call on Wednesday, April 18, 2007.

Conference Call Transcript

RNST - Q1 2007 Renasant Corporation Earnings Conference Call

Event Date/Time: Apr. 18. 2007 / 10:00AM ET

CORPORATE PARTICIPANTS

Robinson McGraw

Renasant Corporation - Chairman and CEO

Harold Livingston

Renasant Corporation - Senior EVP and Chief Credit Officer

Stuart Johnson

Renasant Corporation - Senior EVP and CFO

CONFERENCE CALL PARTICIPANTS

Barry McCarver

Stephens Inc - Analyst

Charlie Ernst

Sandler O’Neill - Analyst

Peyton Green

FTN Midwest Securities - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the first-quarter 2007 Renasant Corporation earnings conference call. My name is Katina, I will be your coordinator for today. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Robinson McGraw, Chief Executive Officer and Chairman of Renasant Corporation.

Robinson McGraw - Renasant Corporation - Chairman and CEO

Thank you, Katina. Good morning, everyone. Thank you for joining us for Renasant Corporation’s first-quarter 2007 earnings conference call. With me today are Jim Gray, our Chief Information Officer; Stuart Johnson, our Chief Financial Officer; Harold Livingston, our Chief Credit Officer; C.H. Springfield, our Chief Credit Policy Officer; Mitch Waycaster, our Chief Administrative Officer; and Kevin Chapman, our Chief Accounting Officer.

Before we begin, let me remind you that some of our comments during this call may be forward-looking statements, which involve risk and uncertainty. A number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Those factors include, but are not limited to, interest rate fluctuation, regulatory changes, portfolio performance, and other factors discussed in our recent filings with the Securities and Exchange Commission. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

We’re pleased with our 2007 first-quarter earnings results. As the current interest rate environment continues to suppress margin growth throughout the entire banking industry, we were able to offset, to a certain extent, the compression on net interest margin through double-digit loan, deposit and fee income growth, along with operating expense control and excellent credit quality to meet our first-quarter earnings goals.

In looking into our tri-state markets, we announced in February our intention to acquire Capital Bancorp of Nashville, Tennessee. This acquisition follows our previously stated strategic plan to expand into our key growth markets. Completion of the merger is subject to a number of conditions, including, among other things, regulatory approval and the approval by shareholders of Capital. If all conditions to the completion of the merger are satisfied, we anticipate the merger to be completed during the third quarter of this year, and preparation for a successful integration is already underway.

This merger will be Renasant’s largest acquisition in our 103-year history and will give us seven strategically placed locations in the Nashville MSA. We’re excited about our merger plans with Capital in the Nashville area. Further reflecting our excitement about this market, Nashville was once again rated by Expansion Magazine as one of the hottest cities for business expansion for the third consecutive year. Nashville has a diverse economy and its lack of dependency on any one industry has helped to insulate the area from the adverse impact of downward business cycles.

Our other key Tennessee growth market, Memphis, has been recognized by Southern Business and Development Magazine as one of the top 10 cities in the United States for business and industry headquarters relocation. According to data compiled by SNL Financial, Nashville and Memphis are the first and second largest Tennessee MSA’s. Their projected population growths for 2006 to 2011 are 10.8% and 6.5%, respectively. We believe that Memphis and Nashville area markets will be very strong for years to come.

Moving on to our Alabama growth markets, Birmingham has been recognized as the South’s top city for income growth, among the top 10 nationally over the last 20 years, according to the American City Business Journal.

A 2006 study published by salary.com determined that Birmingham was second in the nation for building personal net worth based on local salary rates, living expenses, and unemployment rates.

Another one of our Alabama growth markets, Huntsville, has been recognized for its business-friendly environment in being ranked the Number 1 midmarket in the South for the second year in a row by Southern Business and Development Magazine.

As we’ve previously mentioned, we believe that the federal government’s Base Realignment And Closure decisions of ‘05 may add up to 5,000 military, 5,000 additional support jobs, and thousands of families moving to the area.

The Huntsville area job market is expected to boom in the second quarter of ‘07 with gains that would rank among the top cities in the United States, according to the Manpower Inc. employment outlook survey. Huntsville’s job market ranked sixth nationally based on Manpower’s findings.

The Decatur/Morgan County area is home to 20 Fortune 500 companies as well as being the busiest port on the Tennessee River. Being part of the Huntsville/Decatur combined statistical area, Decatur lies within the region that has the most engineers per person in the nation. This makes for one of, if not the, most educated regions in Alabama, thus stimulating the economy and growth of the city. We expect Decatur will join Huntsville in population and employment gains from the BRAC relocations.

We continue to be highly enthusiastic about our DeSoto County, Mississippi market. DeSoto County continues to see rapid population growth, as its population gains continue to be the largest within the Memphis MSA. County population estimates released in March of ‘07 showed DeSoto moving up from 32nd to 29th among the nation’s 100 fastest-growing counties.

In Oxford, Mississippi, we will be opening our second full-service banking location in May. This office will be on the historic Oxford Square and will complement our other full-service banking office in Oxford, which was profitable within one year of its opening. The real estate market in Oxford remains strong as the average home value is calculated to be $226,000, according to an ‘06 national Coldwell Banker real estate study.

In our corporate headquarters city of Tupelo, Renasant continues to enjoy strong market share. Tupelo and Lee County have recently been recognized by Site Selection Magazine as the nation’s third most active micropolitan area for new and existing industries. This is the third year in a row that Tupelo and Lee County have been ranked in the top three for this category.

Based upon this ranking, on February 27, 2007, Toyota Motor Manufacturing of North America Inc. announced plans to locate a $1.3 billion vehicle assembly plant in the Tupelo area. Site preparation is already underway and construction is expected to begin in the summer of ‘07 with manufacturing operations commencing in 2010. We believe the construction and operation of this Toyota plant enhances the future growth prospects of the Tupelo micropolitan area and may help to insulate the Tupelo market from the full effect of any downturns in the Mississippi or national economy.

The new Toyota plant will have a positive effect on the local construction industry and on the general employment outlook in the area. The plant is expected to initially supply 2,000 jobs with an additional estimated 2,000 jobs provided by tier 1 and other suppliers. We have over 25 locations within a 50-mile radius of the facility, and we believe the Toyota facility will provide a great opportunity for us within our north Mississippi market.

In addition to our enthusiasm about these key growth markets, we once again want to recognize that five of our eight strategic growth markets were ranked in Expansion Magazine’s ‘07 America’s hottest cities for business. We believe these recognitions and rankings of our growth markets confirm that our operational footprint is located in a positively expanding economic area.

Reflecting on our financial performance for the first quarter of ‘07, basic earnings per share were $0.45, up 7.1%, and diluted earnings per share were $0.44, up 7.3%, compared to basic earnings per share of $0.02 and diluted earnings per share of $0.41 for the first quarter of ‘06.

Net income for the first quarter of ‘07 was approximately $6.9 million, up 7.1%, or approximately $460,000, from the first quarter of ‘06. Total assets as of March 31st, ‘07 were approximately $2.8 billion representing a 5.5% increase from December 31st, ‘06 and a 9.8% increase since March 31st of ‘06.

Total loans grew to approximately $1.89 billion at the end of the first quarter of ‘07, an increase of 3.5% from $1.83 billion at December 31st, ‘06 and an increase of 13.5% from $1.66 billion March 31st, ‘06. Total deposits grew to $2.27 billion at March 31, ‘07, a 7.4% increase from December 31st, ‘06 and an 11.5% increase since March 31st of ‘06. It’s important to note that approximately 74% of our loans and 61% of our deposits are now in the key growth markets discussed earlier.

Net interest margin declined to 3.67% for the first quarter of ‘07 as compared to 3.78% for the fourth quarter of ‘06 and 3.99% for the first quarter of ‘06. This decline was due in part to a large increase in short-term public fund deposits, which created temporary large positions and overnight investments. Net interest income for the first quarter of ‘06 included approximately $262,000 in interest income from loans accounted for in accordance with SOP 03-3, as compared to only $19,000 for the first quarter of ‘07. The additional interest income increased first quarter ‘06 net interest margin by 5 basis points but had no impact on the ‘07 net interest margin.

Despite national trends, our credit quality remains strong during the first quarter of ‘07. Annualized net charge-offs as a percentage of average loans were 4 basis points for the first quarter of ‘07, down from 12 basis points for the fourth quarter of ‘06 and 23 basis points for the first quarter of ‘06. The allowance for loan losses as a percentage of loans was 1.06% on March 31st, ‘07 as compared to 1.07% at December 31st, ‘06 and 1.11% at March 31st last year.

Nonperforming loans as a percentage of total loans were 54 basis points as of March 31st, ‘07 compared to 24 basis points for March 31st of ‘06, down from 62 basis points on December 31st, ‘06.

As we advised in our 2006 fourth-quarter conference call, four large loans comprised 74% of our nonperforming loans. Of these four loans, one having an SBA guarantee, was sold during the first quarter. We’ve requested the SBA payment on the residual balance.

The three remaining loans comprised 70% of our nonperforming loans at the end of the first quarter of ‘07. The first of these three loans, a $2 million loan, is in the process of being sold for the entire payoff amount. This sale is scheduled to close tomorrow.

The second of these remaining loans involves a borrower who is in bankruptcy. We’re proceeding to have the stay lifted in order to bring this loan to resolution.

The third loan is involved in an estate and we’re working to bring it to resolution as soon as possible. This loan is collateralized by rental units, which are being sold to repay the loan. We recently received sales proceeds on one of these units and four others are currently under contract to be sold by the estate’s representative. These five transactions will reduce this credit by over 18%.

Based on recent appraisals we’ve received on the underlying collateral, we believe that we’re adequately reserved for each of these three remaining loans.

It should be noted that during the first quarter of ‘07, we reduced our nonperforming assets in excess of $3.65 million. As of March 31st, ‘07, other real estate had a balance of $2.9 million. Since then, we’ve sold six properties which reduced other real estate by $134,000, and in addition, we have four properties under contract for a total of $840,000, resulting in a further reduction in other real estate by a like amount.

Non-interest income increased 10.9% to $12.7 million for the first quarter of ‘07 from $11.4 million for the same period in ‘06. This increase came from multiple sources, including insurance, mortgage lending and loan and deposit fees.

During the first quarter of ‘07, we sold a parcel of other real estate which recorded a $500,000 pre-tax gain. The gain on the sale of the property is reflected in the noninterest income.

I would like to point out that noninterest income for the first quarter of ‘06 included a $558,000 gain for the early extinguishment of an FHLB advance, and $397,000 non-taxable death benefit from life insurance proceeds.

Noninterest expense was $22.5 million as compared to $21.8 million for the first quarter of ‘06, as we held noninterest expense growth to less than 3% for the first quarter this year.

We continued the trend of growing loans, deposits and noninterest income at a faster rate than noninterest expense. This is representative of our commitment to control our overall expenses while at the same time significantly growing loans, deposits and noninterest income.

In concluding my prepared remarks, let me re-emphasize how thrilled we are to have Toyota locating a major manufacturing facility in our corporate hometown, our excitement with our future plans in partnering with Capital Bancorp of Nashville and our enthusiasm for the growth markets within our footprint.

Now, Katina, I will turn it back over to you for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Barry McCarver, Stephens Inc.

Barry McCarver - Stephens Inc - Analyst

Good morning, guys and good quarter. First off, Robin, on the credits you were talking about that make up 60% — or I’m sorry 70% of the nonperformers, can you give us an idea of what percentage that the one that you’re talking about could be sold tomorrow, makes up of the three?

Robinson McGraw - Renasant Corporation - Chairman and CEO

That would bring our nonperformers down to about 40 basis points. It’s a significant portion of that total. Actually of the three, it’s a third.

Barry McCarver - Stephens Inc - Analyst

Okay. And then I guess very good asset loan and deposit growth in general. I was wondering if you could just first talk about, call it your asset and loan side, what the pop-on looks like and where some of the growth came from in this quarter.

Robinson McGraw - Renasant Corporation - Chairman and CEO

This quarter, Alabama led our growth with about $29 million. Mississippi came up with $20 million of our growth this quarter. Tennessee had some payoffs, so their net growth was only about $9 million for the first quarter. The pipeline looks good in all three states, quite frankly. I’ll let Harold Livingston comment on that, our Chief Credit Officer.

Harold Livingston - Renasant Corporation - Senior EVP and Chief Credit Officer

We had — last time I looked, we have about $58 million just in the credit department pipeline. We’ll probably historically at least 50% of that should get to the closing stage. We’ve got some additional loans in the pipeline that don’t necessarily go through the credit department; I don’t have a number of that. Mitch, do you? Okay. We’re not sure what that number is out there. But the loan amount has remained strong so far.

Barry McCarver - Stephens Inc - Analyst

And was your gross production in Tennessee in line with where it’s been in the previous quarters?

Robinson McGraw - Renasant Corporation - Chairman and CEO

The gross production was in line — again, we just had some paydowns in the first quarter that just kind of reduced the net effect.

Barry McCarver - Stephens Inc - Analyst

And on the deposit side, very strong quarter there. I’m wondering what you might be seeing in terms of pricing, and anything else that might have stimulated the 7.4% linked quarter growth.

Robinson McGraw - Renasant Corporation - Chairman and CEO

If you recall last year first quarter, too, we experienced large growth. A lot of it consists of public fund deposits. That too exacerbated our margin decline because of these funds coming in. I’m going to let Stuart give you a little bit better indication of where we stand on that.

Stuart Johnson - Renasant Corporation - Senior EVP and CFO

Barry, about the $150 million growth in deposits, about two-thirds of that came from public fund money, which is typical first quarter, that we get a sizable influx of those public fund dollars, and we do see those rolling out as we move on into the summer, so they are kind of short at that point there.

What we did see in pricing of those over the last quarter, those funds were up about 15 basis points from where they were in the fourth quarter of last year. Most of those funds are in bid funds, either in checking transaction accounts or certificates of deposit.

The other growth we experienced, primarily, has been — the other $50 million has been from — came from — CD’s primarily. We did see some growth in our money market accounts, but primarily in certificates of deposit.

Barry McCarver - Stephens Inc - Analyst

Okay. And then Stuart, looking at the same trend last year, second-quarter deposits were actually down because of the public money flowing out. It sounds like that — maybe not to the same extent it could happen again this year.

Stuart Johnson - Renasant Corporation - Senior EVP and CFO

I agree. That trend will happen again.

Robinson McGraw - Renasant Corporation - Chairman and CEO

Barry, we anticipate around $100 million of public fund money running out between now and August. Which is expensive money.

Barry McCarver - Stephens Inc - Analyst

And then just two housekeeping questions for Stuart. Number one, I believe the fourth-quarter comp and benefits expense was artificially low. So it was up a little bit this quarter, but I’m hoping the 1Q should be a good run rate for next quarter. And then secondly, just on the tax rate, it looked like it was up a little bit this quarter. Anything going on there, and should it be closer to 30% going forward?

Stuart Johnson - Renasant Corporation - Senior EVP and CFO

In answer to your first question, at the end of the year we ended up kind of for the year truing up some of the accruals that we talked about. That came from incentive plans. We had an extremely good claim rate in the fourth quarter of last year on health insurance. Plus we trued up that accrual once we got our year-end lag analysis. So we were able to true that up, and that was probably the most significant component of lowering the cost of salaries and benefits in the fourth quarter.

We also had some true-ups with our pension plan from the standpoint of people who had left during the year that were not fully vested, we were able to come back in at the fourth quarter, and true that particular accrual up.

What you’re seeing now is probably kind of our run rate in the first quarter as we start accruing on a more normalized basis, but then again that has a lot to do with kind of how our claim rate is on our health insurance, as well as retention of employees and so forth, expense going forward. And we will look at that on a quarterly basis, but primarily we’ll true that up fourth quarter.

Barry McCarver - Stephens Inc - Analyst

Okay. Tax rate?

Stuart Johnson - Renasant Corporation - Senior EVP and CFO

Tax rate, we probably are going to be in the neighborhood of a 30% to 31% indicated tax rate. As we continue to grow our earnings, primarily, we’re just not being able to shelter as much with muni purchases, so you’ve kind of seen that rate go up over time outside of any death benefit, which we did not have one recorded in the first quarter.

Barry McCarver - Stephens Inc - Analyst

Okay. All right, thanks a lot, guys. Good quarter.

Operator

Charlie Ernst, Sandler O’Neill.

Charlie Ernst - Sandler O’Neill - Analyst

Good morning. My questions have been answered. Thanks a lot.

Operator

(OPERATOR INSTRUCTIONS). Peyton Green, FTN Midwest Securities.

Peyton Green - FTN Midwest Securities - Analyst

Good morning. I had a question for you in terms of Capital. I was wondering if you could speak to what you’ve gained in dealing with them over the course of the quarter since you all made the announcement. Did you all have any loan participations from them?

Robinson McGraw - Renasant Corporation - Chairman and CEO

We did not have any material impact of loan participations from them during the first quarter. I would report that all of our major production and individuals that we wanted to keep are remaining at Capital, and have remained. In fact, we’ve hired a couple of additional relationship officers over the course of the first quarter.

Our integration process, our pre-integration process I guess would be the best way of putting it, is proceeding at or ahead of schedule. So we’re very pleased with the direction that everything is going with the merger. It appears that things are on track.

Peyton Green - FTN Midwest Securities - Analyst

And then just a follow-up, I missed some of the linked quarter growth by region that you all cited. Did you reference $29 million for Mississippi?

Robinson McGraw - Renasant Corporation - Chairman and CEO

No, $29 million for Alabama and $20 million for Mississippi.

Peyton Green - FTN Midwest Securities - Analyst

Okay. And that represents a pretty good lift from the perspective of Mississippi. What did you all see happen, and was there any particular geography that benefited?

Robinson McGraw - Renasant Corporation - Chairman and CEO

Generally speaking, you can look to the Tupelo area and the DeSoto County area on any loan growth in Mississippi. Although we did experience some growth in some of the other areas of the state. I think one of the interesting points about Mississippi, and we mentioned this in the call, is that with the Toyota plant coming, we have those locations within 50 miles, but not only that, we’re the only bank that presently has a bank — multiple banks in each of the three counties that the PUL alliance is associated with. Oxford continues to show us some really good loan growth; in addition to that, DeSoto County and Tupelo market. As it continues to see a lot of activity in the real estate area, you’re seeing a lot of people buying homes and condominiums in Oxford, both as second homes and also as retirement homes. So we’re seeing a lot of growth in this Mississippi market. And the Toyota announcement will only stimulate that growth.

Peyton Green - FTN Midwest Securities - Analyst

To follow-up on that, I think when Nissan located in Jackson, the order of magnitude was quite different in that it — I guess the plant sizes are going to be about the same and the investment is going to be about the same. But your population base is much smaller. What have you all learned in terms of the potential impact on Tupelo, and how it might compare to other times in your history?

Robinson McGraw - Renasant Corporation - Chairman and CEO

Well, again, because of the difference in size of this area, and the Jackson area, we feel that the impact will be much greater here. And we see the growth as far as residential growth occurring in Lee County. But we feel like from all indications that Union and Pontotoc Counties and the cities of New Albany and Pontotoc, that there will be significant residential growth in those markets, maybe even more so number-wise than in the Tupelo/Lee County market. We see the higher-end type homes probably being in the Tupelo area with a lot of the other residential purchases being in those other two markets.

So we see a significant impact not only to this area, but you look at Prentiss County, which is very close to the site where we have a large bank in Boonville; you look at Monroe County, which we have locations in both Amory and Aberdeen. Of course, Oxford, we mentioned Oxford is within that same 50-mile radius and has already a lot of activity happening in Oxford. University of Mississippi was one of our partners. And the university is teaching Japanese on Saturdays over there.

The tier 1 suppliers will be within that 50-mile radius and then you have tier two suppliers that will touch pretty much all of our Mississippi market.

Peyton Green - FTN Midwest Securities - Analyst

And then you all feel good about the infrastructure that you have in place to benefit from the growth that’s available?

Robinson McGraw - Renasant Corporation - Chairman and CEO

Our bank’s infrastructure is definitely, yes. We’re in great shape from a bank infrastructure standpoint. Over the years we’ve been gradually adding to that infrastructure in order to take care of the growth that we’ve been experiencing. So anytime we have a merger or any other activity like this, we don’t have to go out and do a lot of hiring or anything in order to compensate for it.

The City of Tupelo’s infrastructure is good from the standpoint of the highways. As you know, Highway U.S. 78, where the plant is going to be located, has already been designated future I-22. I think they will accelerate some of the improvements to 78 that they would’ve needed to have made anyhow in order to make it interstate-ready. I think those will begin happening.

We anticipate additional infrastructure in the way of — hopefully the Mississippi Legislature will be adding to our four-lane highway program, where we will see Highway 15 — it’s a four-lane moved up at a quicker pace, and also Highway 9, four-lane. So we feel like that from an infrastructure standpoint, both at the bank and in the area that — we’re there at the bank and we’re getting there as far as the local area is concerned.

Peyton Green - FTN Midwest Securities - Analyst

And then a last question. Credit quality, how do you see things moving through the watchlist and maybe your internal classifications, versus the disclosure that you gave — that you see a lot of things moving out. Are more things moving in, or what can you share with us?

Robinson McGraw - Renasant Corporation - Chairman and CEO

Actually, more moving out. We — just subsequent to the end of the quarter, we had — I guess probably our largest loan on the 60 to 90 days, so were brought current with a reduction in principal and interest brought to date. That’s an $800,000 loan.

Other than that loan, and the ones that we mentioned that we talked about earlier, our over 60 days or past dues are very low and very small, in the zero to 30 — 30 to 60-day categories are at probably the lowest levels, or around the lowest levels they’ve ever been.

That’s one thing that we feel probably better about than anything else in our company right now is where we stand from a credit quality standpoint. At March, we’re showing our past due numbers at 120 basis points as opposed to 150 in January. Last year, we were at about the same level we were last year. So we’re very comfortable with where we are.

Peyton Green - FTN Midwest Securities - Analyst

Great, thank you very much.

Operator

There are no further questions at this time. I would now like to turn the call back over to Mr. McGraw for closing remarks.

Robinson McGraw - Renasant Corporation - Chairman and CEO

Thank you, Katina, and thank you, everybody, for joining us on this call. We appreciate your time and your interest in Renasant Corporation. We’re looking forward to speaking with you again when we report our second-quarter results in July of 2007. Thanks, everybody.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Have a good day.